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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prospero Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

103 North Park Avenue
(No. and Street)

Easton (City) CT (State) 06612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Donovan (203) 450-9644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Knight & Co. CPAs
(Name – *if individual, state last, first, middle name*)

1499 Post Road, Suite 1040 (Address) Fairfield (City) CT (State) 06824 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M.A. 3/19

OATH OR AFFIRMATION

I, Daniel J. Donovan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prospero Capital, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Janelle C. Kandrach
Notary Public
State of Connecticut
Commission Expires 2/28/2017

Janelle C. Kandrach
Notary Public

Signature

Manager
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prospero Capital, LLC
Report Pursuant to Rule 17A-5 of
The Securities and Exchange Commission
December 31, 2011

Prospero Capital, LLC
Table of Contents

MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

1499 Post Rd, Suite 1040
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT AUDITOR

To the Member of
Prospero Capital, LLC

We have audited the accompanying statements of financial condition of Prospero Capital, LLC (a single member LLC) as of December 31, 2011 and 2010, and the related statements of income and changes in member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes examining, on a test basis. evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Prospero Capital, LLC as of December 31, 2011 and 2010, and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael J. Knight & Co. CPAs

Michael J. Knight & Co. CPAs
Fairfield, Connecticut
February 11, 2012

Prospero Capital, LLC
Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
Assets		
Cash and equivalents	$ 10,940	$ 10,862
Accounts receivable	2,076	39,427
Other current assets	943	6,363
Total assets	$ 13,959	$ 56,652
Liabilities and Member's Equity		
Current Liabilities		
Accrued liabilities	$ 5,000	$ 4,500
Due to member	5,523	-
Total current liabilities	10,523	4,500
Member's Equity		
Member's equity	3,436	52,152
Total liabilities and member's equity	$ 13,959	$ 56,652

See report of independent auditor and notes to financial statements.

Prospero Capital, LLC
Statements of Income (Loss) and Changes in Member's Equity
For the Years Ended December 31, 2011 and 2010

	2011	2010
Fee revenue and reimbursed expenses	$ 114,000	$ 67,937
Operating expenses		
Commissions and fees paid	68,474	137,952
Dues and fees paid	4,592	3,667
Insurance	817	364
Meals and entertainment	5,274	2,026
Miscellaneous	3,389	723
Professional fees	10,284	5,860
Travel	26,756	12,540
Total operating expenses	119,586	163,132
Loss from operations	(5,586)	(95,195)
Other income		
Interest income	2,570	16,049
Net loss	(3,016)	(79,146)
Beginning member's equity	52,152	126,212
Member distributions	(51,992)	-
Member contributions	6,292	5,086
Ending member's equity	$ 3,436	$ 52,152

See report of independent auditor and notes to financial statements.

Prospero Capital, LLC
Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows used for operating activities:		
Net loss	$ (3,016)	$ (79,146)
Adjustments to reconcile change in net loss to cash provided from operating activities:		
Decrease in accounts receivable	37,351	74,868
(Increase) decrease in other current assets	5,420	(901)
Increase (decrease) in accrued liabilities	500	(300)
Total adjustments	43,271	73,667
Net cash provided (used) by operating activities	40,255	(5,479)
Cash flows from financing activities:		
Member contributions	6,292	5,086
Member distributions	(51,992)	-
Advance from member	5,523	
Net cash provided (used) by financing activities	(40,177)	5,086
Net increase (decrease) in cash and cash equivalents	78	(393)
Beginning cash and cash equivalents	10,862	11,255
Ending cash and cash equivalents	$ 10,940	$ 10,862

See report of independent auditor and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Prospero Capital, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was organized in the State of Connecticut on January 11, 2000.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. No allowance for uncollectable accounts is required at December 31, 2011 as the Company believes all are fully collectible.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. Management does not believe it maintains any uncertain tax positions as described under FASB Accounting Standard Codification 740. Tax years December 31, 2008 and subsequent remain open to examination by taxing authorities.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company paid fees of $68,474 and $137,952 for the years ended December 31, 2011 and 2010, respectively, to an entity controlled by the Company's member. The fees are recognized when paid as there is no contractual obligation to the Company related to these fees. As of December 31, 2011 the Company owed $5,523 to this entity.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital. Aggregate indebtedness is not to exceed 15 times its adjusted net capital. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $5,940, which was $940 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 177%.

NOTE 5 – CONCENTRATIONS

The Company's revenue in 2011 was comprised of a single contract and accounts receivable is from one client contract.

NOTE 6 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2011 through February 11, 2012, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Prospero Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended December 31, 2011
Schedule I

Net Capital		
Total member's equity	$	3,436
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		3,436
Additions/other credits:		
Due to member		5,523
Total member's equity and allowable subordinated liabilities		8,959
Deductions/other charges:		
Accounts receivable		2,076
Other current assets		943
Total deductions/other charges		3,019
Net capital	$	5,940
Aggregate indebtedness		
Accounts payable and accrued expenses	$	5,000
Due to member		5,523
Total aggregate indebtedness	$	10,523
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	940
Ratio: Aggregate indebtedness to net capital		177%

See report of independent auditor.

Prospero Capital, LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
For the Year Ended December 31, 2011
Schedule II

Net Capital as reported on 4th Quarter Focus		$ 6,439
Adjustments from 4th Quarter Focus to Annual Audit		
	Bookkeeping adjustments	870
	Audit adjustments	(1,369)
	Total adjustments	(499)
Revised Net Capital as reported in the Annual Audit		$ 5,940

See report of independent auditor.

MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

1499 Post Rd, Suite 1040
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Member of
Prospero Capital, LLC

In planning and performing our audit of the financial statements of Prospero Capital, LLC (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
February 11, 2012